Form N-8F

I     General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      |_|   Merger

      |X|   Liquidation

      |_|   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      |_|   Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: THE HUDSON RIVER TRUST

3.    Securities and Exchange Commission File Nos.: 002-94996 and 811-4185

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      |_| Initial Application           |X| Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      1345 Avenue of the Americas
      New York, New York 10105

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            J.B. Kittredge, Esq.           Edmund P. Bergan, Jr.
            Ropes & Gray                   Alliance Capital Management L.P.
            One International Place        1345 Avenue of the Americas
            Boston, MA 02110-2624          New York, New York 10105
            617-951-7392                   212-969-2108

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

      Alliance Capital Management L.P.
      1345 Avenue of the Americas
      New York, New York
      10105
      212-969-2155

8.    Classification of fund (check only one):

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      |X|   Management company;

      |_|   Unit investment trust; or

      |_|   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      |X|   Open-end       |_|   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Alliance Capital Management L.P.
      1345 Avenue of the Americas
      New York, New York
      10105

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Equitable Distributors, Inc.
      787 Seventh Avenue
      New York, New York
      10019

      EQ Financial Consultants, Inc.
      1290 Avenue of the Americas
      New York, New York
      10104

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es): Not applicable

      (b)   Trustee's name(s) and address(es):   Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      |X|   Yes       |_|   No

      If Yes, for each UIT state:

      As of October 14, 1999 (immediately preceeding the liquidation of the Trust), the following UITs were serving as vehicles for investment in the
      Trust:

            Name(s): Separate Account A of the Equitable Life Assurance Society of America
            File No.: 811-01705
            Business Address:*

            Name(s): Separate Account 301 of the Equitable Life Assurance Society of America

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            File No.: 811-03301
            Business Address:*

            Name(s): Separate Account 45 of the Equitable Life Assurance Society of America
            File No.: 811-08754
            Business Address:*

            Name(s): Separate Account 49 of the Equitable Life Assurance Society of America
            File No.: 811-07659
            Business Address:*

            Name(s): Separate Account I of the Equitable Life Assurance Society of America
            File No.: 811-02581
            Business Address:*

            Name(s): Separate Account FP of the Equitable Life Assurance Society of America
            File No.: 811-04335
            Business Address:*

            Name(s): Separate Account VCA-FP of the Prudential Life Insurance Company
            File No.: 811-07953
            Business Address: 2 Gateway Center, Newark, New Jersey 07102.

            Name(s): Separate Account VUL of Integrity Life Insurance Co. File No.: 811-04338
            Business Address: 515 West Market Street, 8th Floor, Louisville, Kentucky 40202

            Name(s): Separate Account VUL of National Integrity Life Insurance
            Co.
            File No.: 811-4667
            Business Address: 515 West Market Street, 8th Floor, Louisville, Kentucky 40202.

            Name(s): Separate Account VL of Transamerica Occidental Life Insurance Co.
            File No.: 811-4511
            Business Address: 1150 South Olive Street, Los Angeles, California 90015.

            Name(s): Separate Account VUL of American Franklin Life Insurance
            Co.
            File No.: 811-5794
            Business Address: # 1 Franklin Square, Springfield, Illinois 62713.

      * The business address for each indicated separate account is 1290 Avenue of the Americas, New York, New York 10104.

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            |X|   Yes     |_|    No


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            If Yes, state the date on which the board vote took place: September
            7, 1999.

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

            |_|   Yes     |X|    No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain:  The fund was liquidated in accordance with Article
                             IX, Section 9.4 of the fund's Amended and Restated Agreement and Declaration of Trust, which does not require shareholder approval of a Liquidation.

II.   Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      |X|   Yes       |_|   No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            October 18, 1999.

      (b)   Were the distributions made on the basis of net assets?

            |X|   Yes       |_|   No

      (c)   Were the distributions made pro rata based on share ownership?

            |X|   Yes       |_|   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable.

      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?

            |X|   Yes       |_|   No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

            As of October 18, 1999, approximately 99.9% of fund shares were owned by separate accounts of The Equitable. The Equitable is the indirect parent of Alliance Capital Management L.P., the fund's investment adviser.

17.   Closed-end funds only:
      Has the fund issued senior securities?

      |_|   Yes       |_|   No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?


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      |X|   Yes       |_|   No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed? Not applicable.

      (b)   Describe the relationship of each remaining shareholder to the fund:
            Not applicable.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      |_|   Yes       |X|   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

      Not applicable.

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      |_|   Yes       |X|   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

            Not applicable.

      (b)   Why has the fund retained the remaining assets? Not applicable.

      (c)   Will the remaining assets be invested in securities? Not applicable.

            |_|   Yes       |_|   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      |_|   Yes       |X|   No

      If Yes,

      (a) Describe the type and amount of each debt or other liability: Not applicable.

      (b) How does the fund intend to pay these outstanding debts or other liabilities? Not applicable.

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal Expenses: Approximately $8,000.

            (ii)  Accounting expenses: None.

            (iii) Other expenses (list and identify separately): None.


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            (iv)  Total expenses (sum of lines (i)-(iii) above): Approximately
                  $8,000.

      (b) How were those expenses allocated? Portfolio by portfolio according to net assets.


      (c)   Who paid those expenses? The Equitable. Prior to October 18,
            1999, the investment adviser to each of the fourteen portfolios of The Hudson River Trust was Alliance Capital Management L.P. Alliance Capital Management L.P. is controlled by The Equitable, which at that time owned approximately 99.9% of the shares of each of the fourteen series of The Hudson River Trust. The fourteen portfolios of EQ Advisers Trust which correspond to the Hudson River Trust portfolios are now subadvised by Alliance Capital Managemant L.P. and wholly owned by one or more separate accounts of The Equitable.


      (d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      |X|   Yes       |_|   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: File No. 811-4185; filed on December 30, 1999

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      |_|   Yes       |X|   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

      Not applicable.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      |_|   Yes       |X|   No

      If Yes, describe the nature and extent of those activities: Not applicable.

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger: Not applicable.

      (b) State the Investment Company Act file number of the fund surviving the Merger: Not applicable.

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not applicable.

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not applicable.


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                                  VERIFICATION

      The undersigned states that (i) he has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Hudson River Trust, (ii) he is the Secretary of The Hudson River Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information and belief.

      Reference is made to the Amended and Restated Agreement and Declaration of Trust of the fund. Notice is hereby given that this instrument is executed on behalf of the fund by an officer of the fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders of the fund individually, but are binding only upon the assets and property of the fund.


                             EDMUND P. BERGAN, JR.
                             -------------------------
                             Edmund P. Bergan, Jr.


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